UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-04324

ANDREA ELECTRONICS CORPORATION

(Exact name of registrant as specified in its charter)

620 Johnson Avenue Suite 1B, Bohemia, New York 11716

(Address, including zip code, of principal executive offices)

(631) 719-1800

(Telephone number, including area code)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☒
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☒
Rule 15d-6 ☐
Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 262

Pursuant to the requirements of the Securities Exchange Act of 1934, Andrea Electronics Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

ANDREA ELECTRONICS CORPORATION

Date: February 10, 2023	By:	/s/ Douglas J. Andrea
	Name:	Douglas J. Andrea
	Title:	Chairman of the Board, President, Chief Executive Officer and Corporate Secretary